Filed by Nuveen Minnesota Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Minnesota Municipal Income Portfolio Inc.

Commission File No. 811-07680

First American Minnesota Municipal Income Fund II, Inc.

Commission File No. 811-21193

News Release

FOR IMMEDIATE RELEASE	CONTACT:	Investor Services
U.S. Bancorp Asset Management, Inc.
800 Nicollet Mall
Minneapolis, MN 55402
800.677.3863

Minnesota Municipal Income Portfolio Inc. and

First American Minnesota Municipal Income Fund II, Inc.

Announce Results of Fund Annual Shareholder Meetings

and Adjournment of Fund Special Shareholder Meetings

MINNEAPOLIS – August 15, 2014 – Minnesota Municipal Income Portfolio Inc. (NYSE MKT: MXA) and First American Minnesota Municipal Income Fund II, Inc. (NYSE MKT: MXN) (each a “Fund” and, collectively, the “Funds”) announced that, at each Fund’s Annual Meeting of Shareholders held today, shareholders elected the Funds’ current Directors.

Each Fund adjourned its Special Meeting of Shareholders with respect to all proposals presented at the meeting, including proposals to merge the Funds into a newly organized closed-end fund which would be managed by Nuveen Fund Advisors, LLC and sub-advised by Nuveen Asset Management, LLC, both current sub-advisors of the Funds, and to approve certain sub-advisory agreements in connection with the previously announced acquisition of Nuveen Investments, Inc. by TIAA-CREF. The meetings were adjourned with respect to all proposals prior to taking any action as not all Funds had received the required votes to take action on the proposals. The meetings have been adjourned in order to permit the Funds to continue to solicit shareholder votes and will be reconvened at 2:00 p.m., Central time, on Monday, September 15, 2014, at the offices of U.S. Bancorp Asset Management, Inc., 3rd Floor—Training Room A, 800 Nicollet Mall, Minneapolis, MN 55402.

For more information about the Funds, visit www.firstamericanfunds.com or call 800.677.3863.

Minneapolis-based U.S. Bancorp Asset Management, Inc. serves as investment advisor to the First American Closed-End Funds. A subsidiary of U.S. Bank National Association, U.S. Bancorp Asset Management focuses on providing investment management services to institutional clients, including corporations, public entities and nonprofits. It has combined assets under management of more than $52 billion as of July 31, 2014. First American Closed-End Funds are subadvised by Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC.

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Page 2 – August 15, 2014

Investment products, including shares of closed-end funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. An investment in such products involves investment risk, including possible loss of principal.

Please remember, you could lose money with this investment. Neither safety of principal nor stability of income is guaranteed. Past performance does not guarantee future results.

U.S. Bank National Association is a separate entity and wholly owned subsidiary of U.S. Bancorp, the fifth-largest commercial bank in the United States, and provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses and institutions. Visit U.S. Bancorp on the web at www.usbank.com.

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